EXHIBIT 99.11

Communiqué de Presse

Clean Marine Fuels :

Total charters four new LNG-powered vessels

Paris, October 28, 2020 – Total is pursuing its strategy to reduce greenhouse gases emissions in maritime transportation, by chartering four Aframax-type vessels equipped with Liquified Natural Gas (LNG) propulsion. These vessels, each with a capacity of 110,000 tons of crude oil or refined products, will be delivered in 2023 and will join the time-chartered fleet of Total. The first two vessels will be chartered from shipowner Hafnia, and the remaining two from Viken Shipping.

The vessels have been designed with the most efficient LNG propulsion technologies to reduce emissions, allowing a significant decrease in Greenhouse Gases, of more than 5,000 tons per year and per ship compared to conventional vessels.

“This chartering contract is in line with our Climate Ambition and will contribute to our Net Zero carbon neutrality target by 2050 or before. This contract follows a similar one, signed earlier this year, for two LNG-powered VLCC (Very Large Crude Carriers), to be delivered in 2022.” underlined Luc Gillet, Senior Vice President Shipping at Total. “LNG as a Marine Fuel remains the best and immediately available solution to reduce the carbon footprint of our shipping activities. With these four new vessels, we reaffirm our commitment to expand the use of cleaner marine fuels, for a more sustainable shipping”.

The supply of LNG for these four LNG-powered vessels will be provided by Total Marine Fuels Global Solutions, Total’s dedicated business unit in charge of worldwide bunkering activities.

LNG as a marine fuel, the best and immediately available solution to reduce the environmental footprint of maritime transport

A true technological breakthrough in the service of environmental protection, LNG is now the best available and technologically proven solution to significantly reduce the environmental footprint of maritime transport. Compared to ships powered by fuel oil, its use results in a reduction of:

•   99% of sulphur oxide emissions;

•   99% of fine particles emissions;

•   Up to 85% of nitrogen oxide emissions;

•   About 20% of greenhouse gases emissions.

Total, 2nd Largest Private Global LNG Player

Total is the second-largest private global LNG player, with an overall portfolio of around 50 Mt/y by 2025 and a worldwide market share of 10%. With over 34 Mt of LNG managed in 2019, the Group has solid and diversified positions across the LNG value chain. Through its stakes in liquefaction plants located in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia or Angola, the Group sells LNG in all markets.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations:	+33 (0)1 47 44 46 99 l presse@total.com l @TotalPress
Investor Relations:	+44 (0)207 719 7962 l ir@total.com

Cautionary Note

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